UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NCI Building Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

628852204

(CUSIP Number)

CD&R Pisces Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

Copy to:

Steven J. Slutzky

Morgan J. Hayes

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [628852204]

1	NAMES OF REPORTING PERSONS CD&R Pisces Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,128,929 (see Item 5)(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,128,929 (see Item 5)(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,128,929 (see Item 5)(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.34%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

CD&R Pisces Holdings, L.P. (“CD&R Holdings”) holds 39,128,929 shares of common stock, par value $0.01 per share (“Common Stock” and shares thereof, the “Common Shares”), of NCI Building Systems, Inc., a Delaware corporation (the “Company” or the “Issuer”). CD&R Holdings’ voting percentage is 31.34%, calculated based on 124,842,074 shares of Common Stock outstanding as of November 16, 2018, after giving effect to the consummation of the merger, pursuant to which Ply Gem Parent, LLC, a Delaware limited liability company (“Ply Gem”) merged with and into the Company, with the Company continuing its existence as a corporation organized under the laws of the State of Delaware (the “Merger”) and the issuance in the Merger (the “Stock Issuance”) of 58,709,067 shares of Common Stock, in the aggregate, on a pro rata basis, to the holders (the “Holders”) of all of the equity interests in Ply Gem, including CD&R Holdings (collectively, the “Aggregate Merger Consideration”).

(2)

CD&R Holdings may be deemed to be part of a group with other entities that are part of the CD&R Investor Group (as defined in the New Stockholders Agreement), as described in Items 4 and 6 below but CD&R Holdings disclaims beneficial ownership of the Common Shares held by such persons.

(3)	Based on 124,842,074 shares of Common Stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and the Stock Issuance.

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS CD&R INVESTMENT ASSOCIATES X, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,128,929 (see Item 5)(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,128,929 (see Item 5)(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,128,929 (see Item 5)(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.34%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

CD&R Investment Associates X, Ltd. (“CD&R Holdings GP”) may be deemed to beneficially own Common Shares of the Issuer because it is the general partner of CD&R Holdings, which holds 39,128,929 shares of Common Stock. CD&R Holdings’ voting percentage is 31.34%, calculated based on 124,842,074 shares of Common Stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and the Stock Issuance.

(2)

CD&R Holdings GP may be deemed to be part of a group with persons that are parties to that certain New Stockholders Agreement described in Items 4 and 6 below but CD&R Holdings GP disclaims beneficial ownership of the Common Shares held by such persons.

(3)	Based on 124,842,074 shares of Common Stock outstanding as of November 16, 2018, after giving effect to the consummation of the Merger and the Stock Issuance.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock of the Issuer. The Issuer’s principal executive offices are located at 5020 Weston Parkway, Suite 400, Cary, North Carolina 27513.

Item 2. Identity and Background

(a)—(c) This Schedule 13D is filed jointly on behalf of: (i) CD&R Holdings and (ii) CD&R Holdings GP (together with CD&R Holdings, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 20, 2018, a copy of which is attached hereto as Exhibit 1.

The address for each of the Reporting Persons is c/o M&C Corporate Services Limited, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands, British West Indies.

The securities are held directly by CD&R Holdings. CD&R Holdings GP is the general partner of CD&R Holdings.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A and incorporated herein by this reference.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CD&R Holdings and CD&R Holdings GP are organized under the laws of the Cayman Islands.

Item 3. Source and Amount of Funds or Other Consideration

On July 17, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ply Gem, and for certain limited purposes set forth in the Merger Agreement, Clayton, Dubilier & Rice, LLC, a Delaware limited liability company (the “Sponsor”). The Merger and the Stock Issuance were consummated on November 16, 2018 pursuant to the terms of the Merger Agreement. On November 16, 2018, CD&R Holdings received 39,128,929 shares of Common Stock pursuant to the Stock Issuance, which constituted its pro rata share of the Aggregate Merger Consideration.

Item 4. Purpose of Transaction.

The Merger

On November 16, 2018, the Merger was consummated and the Stock Issuance occurred pursuant to the terms of the Merger Agreement.

New Stockholders Agreement

Pursuant to the terms of the Merger Agreement, prior to, and as a condition to the consummation of, the Merger, on November 16, 2018, the Company entered into a stockholders agreement (the “New Stockholders Agreement”), dated November 16, 2018, with each of Clayton, Dubilier & Rice Fund VIII, L.P., a Cayman Islands exempted limited partnership (“Fund VIII”), CD&R Friends & Family Fund VIII, L.P., a Cayman Islands exempted limited partnership (“F&F Fund VIII”), CD&R Holdings (together with Fund VIII and F&F Fund VIII, individually, the “CD&R Investors” and, collectively, the “CD&R Investor Group”), Atrium Intermediate Holdings, LLC, a Delaware limited liability company (“Atrium”), GGC BP Holdings, LLC, a Delaware limited liability company (“GGC”), and AIC Finance Partnership, L.P., a Cayman Islands exempted limited partnership (“AIC”, and together with Atrium and GGC, individually, the “Golden Gate Investors,” and collectively, the “Golden Gate Investor Group,” and together with the CD&R Investor Group, the “Investors”).

Pursuant to the New Stockholders Agreement, among other matters, the CD&R Investor Group is entitled to nominate for election, fill vacancies and appoint five out of twelve initial members of NCI’s board of directors (the “Board”) and, thereafter, so long as the CD&R Investor Group beneficially owns at least 7.5% of the outstanding shares of Common Stock, to nominate for election, fill vacancies and appoint replacements for a number of Board members in proportion to the CD&R Investor Group’s percentage beneficial ownership of outstanding Common Stock, but never to exceed one less than the number of independent, non-CD&R-affiliated directors serving on the Board (such Board designees, “CD&R Investor Directors”). The New Stockholders Agreement contains voting agreements between the Company and each of the Investors, including the requirement that each Investor vote all of the shares of Common Stock that it beneficially owns (a) in favor of all director nominees, other than CD&R Investor Nominees or director nominees proposed by a Golden Gate Investor, nominated by the Board for election by the stockholders of the Company in accordance with the terms of the New Stockholders Agreement and the Sixth Amended and Restated By-laws of the Company, (b) as recommended by the Board, on any and all (i) proposals relating to or concerning compensation or equity incentives for directors, officers or employees of the Company adopted in the ordinary course of business consistent with past practice, (ii) proposals by stockholders of the Company, other than a proposal by a CD&R Investor or a Golden Gate Investor, and (iii) proposals the subject matter of which is a CD&R Investor Consent Action (as defined in the New Stockholders Agreement), provided that, in respect of clauses (i) and (iii) only, that the Board’s recommendation is consistent with the CD&R Investor Group’s exercise of its consent rights provided in the New Stockholders Agreement, and (c) not in favor of any transaction constituting, or that would result in, a Change of Control (as defined in the New Stockholders Agreement) that has not been approved by a majority of the Independent Non-CD&R Investor Directors (as defined in the New Stockholders Agreement), if the per share consideration to be received by any CD&R Investor or Golden Gate Investor in connection with such transaction is not equal to, and in the same form as, the per-share consideration to be received by the shareholders not affiliated with the Investors.

Each CD&R Investor and each Golden Gate Investor will also have preemptive rights to subscribe for any equity securities the Company proposes to issue in accordance with each Investor’s percentage beneficial ownership of Common Stock, subject to customary exceptions. The CD&R Investors and the Golden Gate Investors have each agreed, among other things, that until such time that their respective percentage beneficial ownership of the outstanding Common Stock falls below 10% and stays below such threshold for a period of six months, to be subject to standstill, voting and transfer restrictions and limitations, including a prohibition on transferring Common Stock to any third party or group that beneficially owns, or would, after giving effect to such transfer, beneficially own 10% or more of Common Stock outstanding.

The New Stockholders Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K, filed by Company on November 20, 2018, and is incorporated herein by reference. The foregoing description of the New Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

New Registration Rights Agreement

Pursuant to the terms of the Merger Agreement, prior to, and as a condition to the consummation of, the Merger, on November 16, 2018, the Company entered into a registration rights agreement (the “New Registration Rights Agreement”) with the Investors, pursuant to which the Company granted the Investors customary demand and piggyback registration rights with respect to the shares of Common Stock that are held by the Investors.

The New Registration Rights Agreement is attached as Exhibit 10.2 to the Current Report on Form 8-K, filed by Company on November 20, 2018, and is incorporated herein by reference. The foregoing description of the New Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Except as described in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

Appointment of Messrs. Krenicki and O’Brien to the Board of Directors of the Company

Donald R. Riley, James Berges and William R. VanArsdale each resigned from the Board, effective upon the consummation of the Merger, thereby creating three vacant seats on the Board. The CD&R Investor Group communicated to the Board its desire to fill the vacant Board seats and appoint Mr. John Krenicki and Mr. Timothy O’Brien as CD&R Investor Directors. On November 16, 2018, Messrs. John Krenicki and Timothy O’Brien were appointed to the Board and designated as CD&R Investor Directors, thereby filling two out of the three vacant Board seats. Pursuant to, and subject to the requirements of, the New Stockholders Agreement, the CD&R Investor Group is entitled to nominate for election, fill vacancies and appoint five out of twelve initial members of the Company’s Board, which entitles the CD&R Investor group to fill the one remaining vacant Board seat by appointing an additional CD&R Investor Director.

Item 5. Interest in Securities of the Issuer.

(a)

(i) CD&R Holdings is the beneficial owner of 39,128,929 Common Shares. CD&R Holdings’ voting interest is approximately 31.3% of the voting power of the Issuer, based on 124,842,074 Common Shares outstanding as of November 16, 2018.

(ii) CD&R Holdings GP, as the general partner of CD&R Holdings, may be deemed to beneficially own the shares of Common Stock in which CD&R Holdings has beneficial ownership. CD&R Holdings GP expressly disclaims beneficial ownership of the Common Stock of which CD&R Holdings has beneficial ownership. Investment and voting decisions with respect to the Common Shares held by CD&R Holdings or CD&R Holdings GP are made by an investment committee comprised of more than ten investment professionals of the Sponsor (the “Investment Committee”). All members of the Investment Committee disclaim beneficial ownership of the shares of Common Stock shown as beneficially owned by CD&R Holdings or CD&R Holdings GP.

(b) In addition to the description set forth above in Item 5(a), see the cover pages of this Schedule 13D for indications of the respective voting powers and disposition powers of the Reporting Persons.

The responses set forth in Items 4 and 6 are incorporated by reference in their entirety.

(c) Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in Common Shares during the past 60 days, other than the acquisition by CD&R Holdings on November 16, 2018 of 39,128,929 Common Shares upon consummation of the Merger pursuant to the Stock Issuance.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6.

Item 7. Material to be filed as exhibits.

Exhibit Number	Description of Exhibit

1	Joint Filing Agreement, dated as of November 20, 2018 by and between CD&R Pisces Holdings, L.P. CD&R Investment Associates X, Ltd.

10.1	Stockholders Agreement, dated November 16, 2018, by and among NCI Building Systems, Inc., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Pisces Holdings, L.P., Atrium Intermediate Holdings, LLC, GGC BP Holdings, LLC and AIC Finance Partnership, L.P. , incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by NCI Building Systems, Inc. on November 20, 2018

10.2	Registration Rights Agreement, dated November 16, 2018, by and among NCI Building Systems, Inc., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Pisces Holdings, L.P., Atrium Intermediate Holdings, LLC, GGC BP Holdings, LLC and AIC Finance Partnership, L.P., incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by NCI Building Systems, Inc. on November 20, 2018

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2018

CD&R PISCES HOLDINGS, L.P.

By:	CD&R Investment Associates X, Ltd., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES X, LTD.

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary